

March 11, 2021

Alton Chapman
Chief Executive Officer
Freedom Internet Group Inc.
151 Calle San Francisco
Suite 200
San Juan, PR 00901

> **Re: Freedom Internet Group Inc.**
> **Form S-1**
> **Filed March 5, 2021**
> **File No. 333-253913**

Dear Mr. Chapman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David M. Bovi, Esq.